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Exhibit 3

2116-130 Adelaide St. W. Toronto, Ontario Canada M5H 3P5 www.napalladium.com

For Immediate Release	News Release
TSX: PDL NYSE-AMEX: PAL

North American Palladium Announces
First Quarter 2009 Results

TORONTO, May 7, 2009 — North American Palladium Ltd. today announced financial results for the first quarter ended March 31, 2009.

"I am pleased with the progress made on advancing our strategic initiatives in the first quarter," said Bill Biggar, President and CEO. "The previously announced acquisition of Cadiscor Resources Inc., expected to close in late May following approval by Cadiscor's shareholders, is an important step towards our vision of creating a mid-tier precious metals company operating multiple mines in mining-friendly jurisdictions. Cadiscor's Sleeping Giant gold mine is expected to resume operations in the fourth quarter, at a production rate of 50,000 ounces per year. At our Lac des Iles mine, our $7 million exploration program is well underway. Our operations team is also working on a prefeasibility study to verify our belief that the Roby underground mine and the Offset Zone will allow for another 12 years of underground mining. In addition, mine site personnel are refining a restart plan for the Lac des Iles mine with the objective of streamlining processes and lowering operating costs. From an operational perspective, we expect to be able to resume mining within three months of making a "go" decision."

FINANCIAL HIGHLIGHTS

•
On March 31, 2009 the Company announced the planned acquisition of Cadiscor Resources Inc. in an all share transaction. Coincident with the signing of the agreement, the Company advanced $7.5 million to Cadiscor to assist with the restart of the Sleeping Giant gold mine in Quebec, expected to be producing in the fourth quarter of 2009.

•
For the quarter ended March 31, 2009 there was no palladium production as compared to 61,091 ounces in the first quarter last year due to the Lac des Iles mine being on a care and maintenance basis during the quarter.

•
Revenue after pricing adjustments for the quarter ended March 31, 2009 was $5.0 million compared to $70.8 million in the first quarter last year. The first quarter 2009 revenue is entirely attributable to positive commodity and foreign exchange pricing adjustments, as compared to $19.7 million of positive pricing adjustments in the first quarter of 2008.

•
During the three months ended March 31, 2009, the first full quarter that the Lac des Iles mine was on care and maintenance, the Company incurred care and maintenance costs of

$3.2 million, general and administration costs of $2.0 million and exploration expenditures of $2.4 million, primarily on the Offset Zone project at Lac des Iles.

•
Net income for the quarter ended March 31, 2009 was $0.3 million or $0.00 per share compared to net income of $12.6 million or $0.16 per share in the first quarter last year.

•
Palladium sales settled during the quarter ended March 31, 2009 were realized at an average price of US$197 per ounce compared to US$434 per ounce in the first quarter last year, a decrease of 55%.

•
Concentrate awaiting settlement as at March 31, 2009 was $20.1 million and included 45,146 ounces of palladium provisionally valued at the spot price of US$215 per ounce or contractually agreed upon prices. The Company's performance is highly correlated to prevailing palladium and by-product metal prices as it continues to sell all its metal production into the spot markets.

•
Net working capital as at March 31, 2009 was $79.4 million (including cash and cash equivalents of $47.5 million) compared to $86.1 million as at December 31, 2008.

Outlook

As of May 6, 2009 the spot price of palladium and platinum, the Company's two main metals, was US$226 per ounce and US$1,136 per ounce respectively, representing an increase of 23% and 27% respectively, compared to December 31, 2008. Palladium and platinum prices have not yet reached a level at which the Company's management would consider the restart of production at the Lac des Iles mine.

Approximately 50% of palladium and platinum demand is for the manufacture of automotive catalytic converters. While there are some signs of a global economic recovery, the outlook for the automotive industry over the near term remains challenging. On the other hand, the medium to longer term outlook for the pricing of palladium and platinum appears to be quite positive based on credible third party forecasts predicting renewed growth in global automotive sales, particularly in the BRIC (Brazil, Russia, India and China) countries.

As at March 31, 2009 the Company had net working capital of $79.4 million, including cash and cash equivalents of $47.5 million. In addition to the cash on hand, management expects to realize additional cash flow over the next few months as payment is received for metal sales made prior to the mine closure.

While in care and maintenance mode, the Company has retained senior mine management and its exploration team. Management estimates that mine site personnel costs, care and maintenance expenditures at the mine, and corporate overhead costs will continue to be in the range of $5 million to $6 million per quarter. This estimate does not include discretionary investment in exploration activities.

Going forward, management intends to focus on strategic initiatives, including:

  1.
  Continuing the work required to complete a prefeasibility study on the Offset Zone to a depth of up to 1,200 metres below surface. This project has the potential to extend the life of the Lac des Iles mine significantly. Mineralization is currently known to exist to a depth of at least 1,670 metres. The results of the prefeasibility study are expected to be available in the third quarter of 2009.

  2.
  Carrying out drilling and exploration operations on the largely unexplored Lac des Iles property to discover new resources.

  3.
  Leveraging the Company's strong balance sheet to pursue potential acquisitions and joint venture opportunities that may emerge in these difficult and volatile markets.

In the current environment, management expects that there will be many attractive strategic opportunities to consider. The Company will pursue acquisition and joint venture opportunities aggressively but with discipline to ensure that only those transactions that can deliver enhanced shareholder value over the long-term are pursued.

While the Lac des Iles mine is on care and maintenance, management is re-evaluating the current mine plan and mill configuration with a view to reducing operating costs and ensuring that the Company is well positioned to profit when metal prices recover and operations resume.

Conference Call and Webcast

The Company will host its first quarter earnings conference call at 2:00 p.m. ET on Friday, May 8, 2009. The toll-free conference call dial-in number in North America is 1-888-789-0150 and the local and overseas dial-in number is 416-695-6622.

The conference call will be simultaneously webcast and archived at www.napalladium.com and at www.investorcalendar.com/IC/CEPage.asp?ID=144492. A replay of the conference call will be available until May 29, 2009 toll-free at 1-800-408-3053, locally and overseas at 416-695-5800, access code #5585268.

Further information about the first quarter results are available in the Company's financial statements and MD&A, which will be filed on its website, with Canadian provincial securities authorities (www.sedar.com) and with the U.S. Securities and Exchange Commission (www.sec.gov).

About North American Palladium

North American Palladium is a precious metals company that owns one of North America's largest palladium mines, historically producing approximately 4% of global palladium supply. The Company's palladium production at its Lac des Iles mine is strengthened by a significant contribution from platinum, gold, nickel and copper by-product metals.

The Lac des Iles mine was placed on temporary care and maintenance in October 2008 due to low metal prices. Prior to the temporary shutdown, the mine had annual production of 270,000 ounces of palladium, 20,000 ounces of platinum and 20,000 ounces of gold. The mine, which can be quickly restarted upon a strengthening of metal prices, hosts in situ measured and indicated mineral resources of 3.7 million ounces of palladium, 300,000 ounces of platinum and 250,000 ounces of gold, giving investors significant leverage to an increase in commodity prices. The Company benefits from operating in a politically stable jurisdiction with developed infrastructure and a history of innovation and excellence in mining. Please visit www.napalladium.com for more information.

For further information, please contact:
Fraser Sinclair
Vice President, Finance & Chief Financial Officer
Tel: 416-360-7971 Ext. 222
Tel: 1-888-360-7590
Email: fsinclair@napalladium.com

Linda Armstrong
Director, Investor Relations
Tel: 416-360-7971 Ext. 226
Tel: 1-888-360-7590
Email: larmstrong@napalladium.com

Cautionary Statement on Forward-Looking Information

Certain information included in this press release, including any information as to our future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate' and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. In addition, there can be no assurance that the Company's acquisition of Cadiscor will be completed or, if completed, that it will be successful, and there can be no assurance that the Sleeping Giant mine will be successfully restarted or that Cadiscor's other properties can be successfully developed. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

Consolidated Balance Sheets
 (expressed in thousands of Canadian dollars)

	March 31 2009	December 31 2008

	(unaudited)	(audited)
ASSETS
Current Assets
Cash and cash equivalents	$47,485	$43,068
Concentrate awaiting settlement	20,083	43,051
Taxes recoverable	385	638
Inventories	19,089	16,590
Other assets	2,666	3,193

	89,708	106,540
Debentures receivable	7,500	–
Mining interests	31,462	31,640
Mine restoration deposit	8,728	8,724

	$137,398	$146,904

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$5,824	$13,996
Current portion of obligations under capital leases	1,772	1,992
Senior credit facilities	2,751	4,430

	10,347	20,418
Mine restoration obligation	8,549	8,455
Obligations under capital leases	831	1,130

	19,727	30,003
Shareholders' Equity
Common share capital and purchase warrants	485,597	485,386
Stock options	2,517	2,305
Contributed surplus	12,336	12,336
Deficit	(382,779)	(383,126)

Total shareholders' equity	117,671	116,901

	$137,398	$146,904

Certain prior period amounts have been reclassified to conform to the presentation adopted in 2009. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com and www.sec.gov and on the Company's website at www.napalladium.com.

Consolidated Statements of Operations,
Comprehensive Income and Deficit
 (expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

Three months ended March 31	2009	2008

Revenue – before pricing adjustments	$–	$51,052
Pricing adjustments:
Commodities	4,018	15,178
Foreign exchange	1,012	4,558

Revenue – after pricing adjustments	5,030	70,788

Operating expenses
Care and maintenance costs	3,216	–
Production costs	–	30,600
Inventory pricing adjustment	(2,688)	(144)
Smelter treatment, refining and freight costs	66	5,410
Amortization	50	9,162
Loss on disposal of equipment	–	695
Asset retirement costs	94	151

Total operating expenses	738	45,874

Income from mining operations	4,292	24,914

Other expenses
General and administration	2,047	357
Exploration	2,408	7,054
Interest and other financing costs (income)	(140)	1,629
Foreign exchange loss (gain)	(370)	914

Total other expenses	3,945	9,954

Income before taxes	347	14,960
Income and mining tax expense	–	2,365

Net income and comprehensive income for the period	347	12,595
Deficit, beginning of period	(383,126)	(222,447)

Deficit, end of period	$(382,779)	$(209,852)

Net income per share
Basic	$0.00	$0.16

Diluted	$0.00	$0.15

Weighted average number of shares outstanding
Basic	86,750,500	79,755,805

Weighted average number of shares outstanding
Diluted	86,750,500	82,161,057

Certain prior period amounts have been reclassified to conform to the presentation adopted in 2009. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com and www.sec.gov and on the Company's website at www.napalladium.com.

Consolidated Statements of Cash Flows
 (expressed in thousands of Canadian dollars)
(unaudited)

Three months ended March 31	2009	2008

Cash provided by (used in)
Operations
Net income for the period	$347	$12,595
Operating items not involving cash
Accretion expense relating to convertible notes payable	–	1,831
Amortization	50	10,089
Amortization of deferred financing costs	9	104
Interest on convertible notes settled in shares	–	256
Accrued interest on mine restoration deposit	(4)	(73)
Unrealized foreign exchange gain	(1,146)	(3,180)
Unrealized commodity price adjustment	(6,059)	(16,933)
Asset retirement costs	94	151
Future income tax recovery	–	2,365
Stock based compensation and employee benefits	423	253
Loss on disposal of equipment	–	695

	(6,286)	8,153
Changes in non-cash working capital	20,750	1,947

	14,464	10,100

Financing Activities
Issuance of common shares and warrants, net of issue costs	–	10,504
Repayment of senior credit facilities	(1,759)	(1,518)
Repayment of obligations under capital leases	(578)	(422)
Mine restoration deposit	–	(266)

	(2,337)	8,298

Investing Activities
Advances to Cadiscor Resources Inc.	(7,500)	–
Additions to mining interests	(210)	(11,029)

	(7,710)	(11,029)

Increase in cash and cash equivalents	4,417	7,369
Cash and cash equivalents, beginning of period	43,068	74,606

Cash and cash equivalents, end of period	$47,485	$81,975

Cash and cash equivalents consisting of:
Cash	$6,653	$11,768
Short-term investments	40,832	70,207

	$47,485	$81,975

Certain prior period amounts have been reclassified to conform to the presentation adopted in 2009. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com and www.sec.gov and on the Company's website at www.napalladium.com.

Consolidated Statements
of Shareholders' Equity
 (expressed in thousands of Canadian dollars, except share amounts)
(unaudited)

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2008	85,158,975	$469,214	$2,080	$2,305	$14,092	$–	$12,336	$(383,126)	$116,901
Common shares issued/issuable:
For principal repayments on convertible notes payable	1,486,900	2,062	(2,062)	–	–	–	–	–	–
For interest payments on convertible notes payable	14,738	18	(18)	–	–	–	–	–	–
Stock-based compensation expense	106,443	211	–	212	–	–	–	–	423
Net income and comprehensive income for the three months ended March 31, 2009	–	–	–	–	–	–	–	347	347

Balance, March 31, 2009	86,767,056	$471,505	$–	$2,517	$14,092	$–	$12,336	$(382,779)	$117,671

Certain prior period amounts have been reclassified to conform to the presentation adopted in 2009. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com and www.sec.gov and on the Company's website at www.napalladium.com.

Consolidated Statements
of Shareholders' Equity
 (expressed in thousands of Canadian dollars, except share amounts)
(unaudited)

	Number of shares	Capital stock	Shares issuable	Stock options	Warrants	Equity component of convertible notes payable	Contributed surplus	Deficit	Total shareholders' equity

Balance, December 31, 2007	75,770,570	$430,793	$–	$1,673	$13,193	$6,044	$6,292	$(222,447)	$235,548
Common shares issued/issuable:
For principal repayments on convertible notes payable	6,111,869	28,270	2,062	–	–	(6,044)	6,044	–	30,332
For interest payments on convertible notes payable	165,185	714	18	–	–	–	–	–	732
Tax effect of flow-through shares	–	(1,452)	–	–	–	–	–	–	(1,452)
Pursuant to unit offering, net of issue costs	2,800,000	9,575	–	–	–	–	–	–	9,575
Warrants issued:
Pursuant to unit offering, net of issue costs	–	–	–	–	899	–	–	–	899
Warrants exercised	100	1	–	–	–	–	–	–	1
Stock-based compensation expense	311,251	1,313	–	632	–	–	–	–	1,945
Net loss and comprehensive loss for the year ended December 31, 2008	–	–	–	–	–	–	–	(160,679)	(160,679)

Balance, December 31, 2008	85,158,975	$469,214	$2,080	$2,305	$14,092	$–	$12,336	$(383,126)	$116,901

Certain prior period amounts have been reclassified to conform to the presentation adopted in 2009. These financial statements should be read in conjunction with the notes and management's discussion and analysis, available online at www.sedar.com and www.sec.gov and on the Company's website at www.napalladium.com.

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  Exhibit 3